Oscar Gruss & Son Incorporated

(A Wholly Owned Subsidiary of Makor Partners Limited)

Statement of Financial Condition

As of December 31, 2023

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

CONTENTS



Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Oscar Gruss & Son Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Oscar Gruss & Son Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Oscar Gruss & Son Inc.'s management. Our responsibility is to express an opinion on Oscar Gruss & Son Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oscar Gruss & Son Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners, LLC

We have served as Oscar Gruss & Son Inc.'s auditor since 2023.

Ocean, NJ

April 12, 2024

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	6,647,013
Restricted cash		317,325
Due from clearing broker, including clearing deposit of $2,064,004		2,713,054
Commission receivable from other broker-dealers and customers, net of an allowance for credit losses of $145,000		3,207,644
Property and equipment, net		70,479
Right of use asset		2,069,608
Due from affiliates		3,665,122
Deferred tax assets		215,396
Other assets		308,883
Total assets	$	**19,214,524**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued compensation payable	$	5,799,255
Accounts payable and accrued expenses		1,445,069
Due to affiliates		1,459,931
Lease liabilities		2,241,336
Taxes Payable		25,365
Subordinated borrowings		3,000,000
Total liabilities		**13,970,956**
Stockholder's Equity:		
Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares		433,931
Additional paid in capital		3,074,980
Retained earnings		1,734,657
Total stockholder's equity		**5,243,568**
Total liabilities and stockholder's equity	$	**19,214,524**

See Notes to Financial Statement.

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statement

Note 1.   Operations and Principal Business Activity

Organization: Oscar Gruss & Son Incorporated (the "Company") is wholly owned by Makor Partners Limited (the "Parent"), and is registered with the Securities and Exchange Commission (the "SEC") as an introducing Broker-Dealer and is a member of various exchanges and associations, including the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Operations: As an introducing Broker-Dealer, the Company provides services for the purchases and sales of securities. Most transactions are cleared on a fully disclosed basis through independent Broker-Dealers. The Company pays the Broker-Dealers various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing brokers. The Company carries no customer accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing brokers, the Company may be exposed to off-balance-sheet risk (refer to Note 3). The Company is engaged in a line of business as a securities Broker-Dealer in riskless principal transactions.

The Company generates commission revenue through option executions. Similar to equities, the Company provides services for the purchases and sales of derivatives securities. These transactions are directed to the customers' prime broker for clearing services. The Company charges a commission for each of these executions. These customers are invoiced monthly.

Additional income is earned from the Company's research. This line of income is for research services and access to the Company's research database. Customers are invoiced on a monthly or quarterly basis.

The Company operates with a commission sharing agreement with one of its affiliates. This commission sharing agreement is for several securities products such as equities, derivatives, fixed income, foreign exchange currency, and interest rate swaps. The Company invoices the affiliate monthly for this commission sharing per the agreement.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934, and is claiming an exemption from this rule.

The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statement

Note 1.   Operations and Principal Business Activity (continued)

preserves all related books and records as are customarily kept by a clearing broker-dealer.

Branch Offices: The Company currently has three branch office locations. The main office of supervisory jurisdiction is located in New York. This branch operates as the hub with all lines of business operations generating out of this location as well as serving as the main supervisory office for all branches.

The Company has a branch office in Ramat Gan, Israel. This branch operates as the introducing Broker-Dealer for transactions and customers located primarily in Israel. The Company has a branch office in Dallas, Texas. This branch functions exclusively as a research facility with no transactions being generated.

Note 2.   Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents: The Company primarily maintains cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Company has had cash in financial institutions in excess of federally insured limits.

The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statement

Note 2.   Summary of Significant Accounting Policies (continued)

<u>Revenue and Expense Recognition</u>: The Company complies with ASC 606, "Revenue from Contracts with Customers" which provides guidance on the recognition of revenue from customers.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Equity and credit research fees are paid to the Company for providing equity and credit research. Revenue is recognized once an arrangement exists and access to research has been provided, which is the point in time when the Company believes that the performance obligation is satisfied. The Company had research income receivable of approximately $64,000 at December 31, 2023, which is included in commissions receivable from other broker-dealers and customers on the accompanying statement of financial condition.

Opening and closing receivable balance for commissions and research fees are:

	2023	2022
Commission Receivable	$3,207,644	$2,086,393

<u>Foreign Currency</u>: Gains or losses resulting from foreign currency transactions are included in commission revenue in the statement of operations. Commission revenue and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

<u>Income Taxes</u>: The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. In accordance with U.S. GAAP, uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are sustainable when potentially challenged by the applicable tax authority. Tax positions deemed potentially unsustainable would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2023, management has determined that there are no uncertain tax positions.

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statement

Note 2.   Summary of Significant Accounting Policies (continued)

<u>Deferred Taxes</u>: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.   Deferred income tax expense/(benefit) represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

<u>Current Expected Credit Loss:</u> The Company accounts for credit losses in accordance with ASC 326 - Financial Instruments – Credit Losses. For short-term accounts receivable, the guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. This requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. On December 31, 2023, allowance for credit losses was $145,000.

<u>Leases:</u> The Company accounts for leases in accordance to ASC 842 – Leases. The guidance increases transparency by requiring the recognition of right of use assets and lease liabilities on the statement of financial condition for most operating leases.

In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short-term leases, which is defined as leases with a lease term greater than 1 month but less than or equal to 12 months. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities.

Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 4.25% incremental borrowing rate. Right of use assets also exclude lease incentives

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statement

Note 3.   Due From Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by brokers pursuant to clearance agreements. At December 31, 2023, the receivables from the clearing broker represent a cash deposit of $2,064,004 maintained at the clearing broker and commissions receivable earned of approximately $649,000 as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiation the transaction, and/or (iii) charged as an expense, based on the particular facts and circumstances.

Note 4.   Property and Equipment

Property and equipment, at cost, consists of the following:

Computers and equipment	$376,794
Furniture and fixtures	21,934
Leasehold improvements	82,171
	480,899
Less accumulated depreciation and amortization	410,420
Property and equipment, net	$ 70,479

Note 5.   Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated loan agreement with its Parent, which is considered an equity subordination for Net Capital purposes. Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. The $3,000,000 10% subordinated loan matures on December 31, 2025, and the interest expense was $300,000 for the year ended December 31, 2023.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statement

Note 6.   Net Capital Requirements

As a registered Broker-Dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital of $250,000.

Net capital changes from day to day. At December 31, 2023, the Company had net capital of $1,211,305, which was $961,305 in excess of the minimum net capital requirement of $250,000.

The Company is also subject to the Commodity Futures Trading Commission ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2023, the Company's net capital for purposes of reporting to the CFTC is the same as described in the preceding paragraph.

Note 7.   Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees. Covered employees are permitted, within limitations imposed by the Code, to make pretax and post-tax contributions to the Plan pursuant to salary reduction agreements. The Company makes no contributions to the Plan.

Note 8.   Indemnifications and Uncertainties

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 9.   Contingencies

In the normal course of business, the Company has been named as defendant in one matter. In this matter, the plaintiff represents customers related to a former business line that took place in a foreign jurisdiction. After consultation with legal counsel, management of the Company believes that there is reasonable possibility for a favorable outcome, and does not anticipate losses that would need to be accrued for.

The Company has agreed to enter into a settlement with a Panel of the Chicago Mercantile Exchange ("CME") Business Conduct Committee Panel ("Panel") for the

Note 9.   Contingencies (continued)

amount of $30,000. The CME Panel found that an employee brokered a blocked trade. The effects from this matter did not have a material effect on the Company.

During 2023, the Company agreed to enter into a settlement with a Panel of the National Futures Association ("NFA") Business Conduct Committee Panel ("Panel") for the amount of $140,000. The NFA Panel findings included failure to keep full, complete, systematic records relating to the business dealing in commodity interests and allowing unregistered individuals to act as associated persons without being registered in that capacity with the NFA. The effects from this matter did not have a material effect on the Company.

Note 10.   Income Tax

In 2023, the Company recorded net deferred tax assets related to the tax effect of the book to tax timing differences for depreciation, rent, compensation and New York State and New York City net operating loss carryforwards.

At December 31, 2023, the Company had a deferred tax asset of $585,986. The Company has not recorded a valuation allowance against the deferred tax asset as it is more likely than not that there will be future taxable income.

The Company's effective tax rate for year ended December 31, 2023 was 58%, which differs from the U.S. federal statutory rate of 21% plus a combined New York state and city statutory rate of 17%, due to an under accrual of prior year tax expense and a change in the valuation allowance against the deferred tax assets.

Note 11.   Related-Party Transactions

The Company earned commission income from Makor Securities London Limited ("Makor Securities"), an affiliate. These transactions include FX and commission sharing for transactions introduced to the affiliate. Commission sharing relates to European equities, derivatives, and fixed income.

The Company has an agreement with Makor Securities for FX consulting services. The Company had a payable due to the affiliate relating to the introducing broker fees, commission sharing, and consulting services transactions of approximately $869,600 at December 31, 2023.

The Company paid expenses on behalf of Enigma Securities Ltd. ("Enigma"), an affiliate. As a result, the Company had a payable due to the affiliate of approximately $100 at December 31, 2023.

Note 11.   Related Party Transactions (continued)

The Company has an expense and space sharing agreement with Enigma Securities Inc. ("ESI"), an affiliate. The Company had no receivable due from the affiliate relating to this agreement at December 31, 2023.

The Company paid expenses on behalf of Enigma Markets Inc. ("EMI"), an affiliate. Additionally, the Company has a consulting agreement with EMI, the affiliate, for consulting services. As a result, the Company had a payable due to the affiliate of approximately $113,500 at December 31, 2023.

The Company has an agreement with Makor OG Limited (the "Branch"), an affiliate, based on a commission allocation calculation of revenues generated by the Branch. At December 31, 2023, the Company had an amount due to the affiliate of approximately $13,700, for the above related transactions.

The Company utilizes the administrative services of Makor Capital Limited, ("Makor Capital"), an affiliate. These services include but are not limited to consulting for back office and administrative functions, access to the database portal, and data lines. Makor Capital invoices the Company for these services. At December 31, 2023, the Company had an amount due to the affiliate of approximately $373,000, for the above related transactions.

From time to time the Company loans funds to Makor Partners Limited ("Makor Partners"), the parent company. The loans bear interest at 7.5% per annum. At December 31, 2023, the Company had a receivable due from Makor Partners of approximately $3,665,000.

The Company has an expense sharing agreement in place with Churchill Capital USA, Inc,("Churchill") an affiliate. At December 31, 2023, the Company had a payable due to Churchill of approximately $52,300, related to this agreement.

The Company has an expense and commission sharing agreement in place with Churchill Capital Ltd. Bermudiana,("Churchill BDA") an affiliate. At December 31, 2023, the Company had a payable due to Churchill BDA of approximately $25,900, related to this agreement.

During 2023, had all the above related party transactions occurred with unrelated entities the results from operations could be different.

Note 12.   Leases

The Company entered into an operating lease for its New York office facility which commenced on October 1, 2020 and expires October 31, 2027. The Company obtained a letter of credit, in favor of the landlord, from a bank of approximately $317,000 for the rent security deposit. This letter of credit is guaranteed by the money market cash

Note 12.   Leases (continued)

balances of the Company held with its bank and is reflected as restricted cash on the accompanying statement of financial condition.

A lease liability is included on the statement of financial condition for approximately $2,241,000 and the corresponding right of use asset is approximately $2,070,000, included on the statement of financial condition.

The maturities of the outstanding lease liability at December 31, 2023, are as follows:

Year ending December 31:	
2024	634,650
2025	634,650
2026	634,650
2027	528,875
	2,432,825
Less: Discount to present value	(191,489)
Lease liability	$ 2,241,336

As of December 31, 2023, the weighted average remaining lease term is 46 months and the weighted average discount rate is 4.25%.

Note 13.   Subsequent Events

The financial statements were approved by management and available for issuance on April 12, 2024. Subsequent events have been evaluated through this date.